SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

Lifecore Biomedical, Inc.
(Name of Subject Company)
Lifecore Biomedical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
532187101
(CUSIP Number of Class of Securities)
Dennis J. Allingham
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
(952) 368-4300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Final Transcript Conference Call Transcript LCBM — Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call Event Date/Time: Jan. 15. 2008 / 8:00AM ET

FINAL TRANSCRIPT
Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Dennis Allingham
Lifecore Biomedical, Inc. - President, CEO

Dave Noel
Lifecore Biomedical, Inc. - CFO, VP Finance

CONFERENCE CALL PARTICIPANTS

Arnie Ursaner
CJS Securities - Analyst

Anthony Ostrea
JMP Securities - Analyst

Michael Levitt
Chesapeake Partners Management - Analyst

Beth Lilly
Gabelli & Co. - Analyst

Yi-Dan Wang
Deutsche Bank - Analyst

Aton Johnson
[Raemeus] - Analyst

PRESENTATION

Operator

Thank you for calling Lifecore Biomedical's conference call. All participants will be in a listen-only mode until the question-and-answer session. At the request of Lifecore Biomedical, this call is being recorded. If anyone has any objections, you may disconnect at this time.

We will now turn the meeting over to Mr. Dennis Allingham, President and Chief Executive Officer. Mr. Allingham, you may now begin.

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

Good morning, everybody.

Before we begin, I would like to remind you that today's remarks do contain forward-looking statements within the meeting of federal Securities law, and these statements do not guarantee future performance and therefore undue reliance should not be placed on them. As such, these comments are subject to risks and uncertainties that could cause actual results to differ materially from those projected. For example, the acquisition of Lifecore is subject to regulatory approvals and other customary conditions. There can be no assurance that the transaction will be completed within the timeframe anticipated by management.

For additional information about various factors that could cause actual results to differ from those presented, we refer all of you to the risk factors contained in our annual report on Form 10-K for the fiscal year ended June 30, 2007, our 10-Q for the quarter ended September 30, 2007, and other more recent filings.

All information that is provided in today's call is as of the date of this live broadcast, Tuesday, January 15, 2008. Lifecore Biomedical assumes no obligation to update any such information.

In addition, these comments are to be considered neither an offer to purchase nor a solicitation of an offer to sell shares of Lifecore. At such time as a tender offer is commenced, each Lifecore shareholder will receive a written offer to purchase shares, which should be read very carefully.

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FINAL TRANSCRIPT
Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

Also today with me is Dave Noel, our Vice President of Finance and Chief Financial Officer, and also Larry Hiebert, our Vice President who also serves as the General Manager of our Hyaluronan division.

Let me start with the big news, the offer. To begin with, I'm very pleased to host this call today, to be able to deliver news of an opportunity for a significant return on investment for our shareholders. This return comes in the form of an agreement with Warburg Pincus to commence a tender offer for all of Lifecore's outstanding common stock at $17 per share in cash or a deal value of $239 million.

I'm particularly pleased that this transaction appropriately recognizes the value of the Company and believe it is good for all of our constituencies. The transaction was approved unanimously by the Board of Directors of Lifecore, and the Board's and management's decision together to pursue this strategic alternative was made after exploring other strategies that would best reward our shareholders. Ultimately, our Board determined that the most compelling option for maximizing shareholder value was to accept an all-cash tender offer at a premium to market.

So first, from a shareholder perspective, we look very closely at our growth prospects in the challenges that surround those. Ultimately, the operative term, how do we reward our shareholders? When we were presented with the opportunity to deliver an all-cash upside to our shareholders, we knew we owed it to you to pursue further -- you in this case is the shareholders -- to pursue it further.

The transaction affords an approximate 30% premium over the average price of Lifecore shares for the last 30 days in a market that I'm sure all of you know has been extremely volatile.

From the perspective of our customers, we believe this collaboration would enhance our attractiveness as Warburg also owns assets of another dental business, Keystone Dental, and Keystone shares our focus on product branding strategies and brings to the table a complementary technology. We are extremely pleased to have the backing of a firm the caliber of the Warburg Pincus Fund. Warburg Pincus, if you're not familiar with them, is a leading private equity investor with approximately $20 billion in assets under management and the availability of an additional $10 billion for further investment. The firm has invested over $6.2 billion in healthcare-related companies alone, including $2.7 billion in medical device companies.

For the dental business, we think our affiliation with Warburg will avail us of additional and future opportunities that we might not otherwise have access to. We also believe that combining our talents lowers our overall risk in an increasingly crowded business where we hold an overall 3% to 4% marketshare. Because of Warburg's history of success in the healthcare field, our management and the Board are highly confident that we have chosen the right partner to support Lifecore's future success.

With regard to our employees, we believe it will give us the flexibility to invest in our long-term strategic **direction** without the constraints that delivering quarterly profitability as a public company demands. Warburg Pincus and its affiliates have expressed great confidence in Lifecore's future. Their vast experience allows them to recognize the benefit of supporting trained and talented people. They are also willing and able to support the organization during those challenging years of clinical development and the need for progressively investing in product innovation.

If we look back on the past several years, I can say that this management team is extremely proud of what we have accomplished. Since 2004, **when I took over as Lifecore's CEO and the stock was hovering around $5 a share, we have been able to take two very different businesses,** grow each of them by double digits. Today, the Dental Division is a $50 million business and growing; the Hyaluronan Division exceeds over $20 million and is growing. Our management team set out to deliver value to our shareholders, and today I am pleased to provide you with that well-earned upside.

If we look at the present state of the Company, we know that Lifecore's future earnings growth would be compromised in order to meet the investment necessary to achieve continued success. As I'm sure you know, inconsistent earning patterns are not typically rewarded on Wall Street. As I mentioned, other alternatives for maximizing shareholder value were assessed. We looked at stock buybacks; we looked at the competitive landscape on the dental side of the business for potential acquisitions, all as ways or means to deploy our cash that would provide long-term growth to the Company. Of all the options considered, none of them delivered the significant all-cash reward for our shareholders that this opportunity affords while eliminating the valuation risks associated with further investment into the future.

I'll take just a minute and briefly explain the terms, the next steps associated with consummating this transaction. Most of the closing conditions are customary. They do, of course, include certain regulatory approvals. In addition, Lifecore has 30 days now to solicit superior proposals from **third parties. We intend to have our investment banker commence that solicitation immediately. Should a superior proposal be accepted, we are** obligated to pay a $1.5 million breakup fee to Warburg Pincus. During this 30-day period, it's important to note we will not be making any statements or comments on the process unless and until our Board has made a decision regarding any alternative proposals.

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FINAL TRANSCRIPT

Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

So this covers the highlights of the transaction. With that, I'm going to turn the call over to Dave to review the second-quarter financial results.

Dave Noel - ***Lifecore Biomedical, Inc. - CFO, VP Finance***

Thank you, Dennis. Since you've all presumably seen the release of our financial results that we put out earlier this morning, I'll just briefly cover the top and bottom-line highlights of the quarter. Net sales for the second fiscal quarter of 2008 were $17.3 million, up 4% over the net sales of $16.6 million a year ago. Of the $17.3 million in net sales for the quarter, $4.9 million was from the HA division, and $12.4 million was from the Dental Division.

Quarter-over-quarter sales of the Prima Implant System were up 19%, driving the Prima line to more than 40% of our overall Dental Division sales.

Net income for the second fiscal quarter of 2008 was $1.24 million or $0.09 per diluted share, compared with net income of $1.36 million or $0.10 per diluted share in the same quarter a year ago. Our cash and cash equivalent balance at December 31, 2007 was $43.9 million.

Turning to our previously provided financial guidance, we're suspending all forward-looking financial guidance at this time. This suspension is not related to our financial condition and should not be interpreted as such. Our decision is based solely on the basis that we think the suspension or withdrawal of guidance makes sense, due to the pending tender offer.

Now, let's open the call up for questions, and I'll turn it back to Curtis. Thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Arnie Ursaner, CJS Securities.

Arnie Ursaner - ***CJS Securities - Analyst***

Dennis, congratulations. The first thing, as it relates to Warburg, you mentioned they own Keystone Dental, where they've got a technology that you believe would be very complementary to what you're doing. Could you expand a little bit more on that, please?

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

Yes. My understanding is that Keystone is in the process of developing a single-stage implant system, which, of course, we do offer one today. But I've also made comments in other calls that our product offering on the single-staged side, which we introduced back in 1999, really needs to be refreshed. Keystone, I understand, also has a line of regenerative products that I think would be complementary to the line of regenerative products that we sell. So, I believe there's some synergies there between the two businesses.

Arnie Ursaner - ***CJS Securities - Analyst***

My other question is, in your prepared remarks, you mentioned that you as a company had looked at some other strategies to enhance shareholder value. I'm sure they will all be covered in detail in the proxy when it becomes available. But can you give us a little bit of an understanding of what some of the other strategies you had looked at were and perhaps expand on that a little?

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

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FINAL TRANSCRIPT
Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

Sure. I think the key thing is -- and of course, this is has been the $64 question at virtually a number of calls -- what are you going to do with cash? So the very obvious one is, should we pay a dividend? And we determined not to. Should we look at a stock buyback? That, to me, always -- and certainly, our Board considered it, a short-term improvement but perhaps not long-term.

I think the key thing that we explored was -- and it's more, really, by myself and our management team -- is what is out there that we could acquire to really, truly help drive the growth of either of our business segments, either the Dental or the Hyaluronan? The difficult part was there really wasn't anything that we could see, at least that would fit. I think what we came back to was certainly we believe we have set forth the right strategies for the long-term growth of the Company. We felt that we could invest cash into the growth of both sides of the business, but balancing that investment with the need to drive these short-term results each quarter, we just felt that it was in better interest to the shareholders to go strike a deal and give the value back to them.

Arnie Ursaner - *CJS Securities - Analyst*

My final question, if I can -- does Warburg have a reasonable or obvious strategic fit with the hyaluronic acid side?

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

We believe so. Again, based on preliminary conversations and diligence by both parties, this is a strategic buy for them. I realize that oftentimes, when you are focused and talking to private equity firms, that you view them from a financial side. But I think Warburg's decision to do a start-up, if you will, on the dental side of the business was a strategic decision on their part. I don't want to go too far in that regard because they, Warburg, should speak for themselves. But I think, when an entity makes an investment like that, it really, truly is strategic. I think their interest in Lifecore is partially our dental business, but in the same regard, I think the attractiveness of the Cleveland Clinic technology platform and the potential that provides in the medical device arena, which, of course, Warburg has been a strong player in for a number of years.

Arnie Ursaner - *CJS Securities - Analyst*

Okay. Congratulations.

Operator

Anthony Ostrea, JMP Securities.

Anthony Ostrea - *JMP Securities - Analyst*

Dennis, Dave, congratulations. Dennis, can you just run through, I guess, the [parameters] again? So, you have 30 days, essentially, to solicit offers. I guess the question there -- in the past, have there been other offers either from other companies in the dental space or other offers such as Warburg Pincus? Also, following the 30 days, can you just walk us through the time lines there?

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

Let me start first with the timeline. Of course, the window starts today, and we do have a 30-day go-shop. So as I mentioned, our bankers are ready to go. That 30-day go-shop will end, say, mid February. Let me not count actual days; let me just use rough time frames. Then basically the tender offer will start five days after the go-shop period ends.

The operative thing during the tender offer -- and of course, the first step is to get to 50%. I think, if the 50% plus one share thresholds crossed, in all likelihood the tender offer would be extended with the idea that certainly the quickest way is, if it gets to 90%, then Warburg would be in a position to do a short-form merger and close rather quickly. What's rather quickly? I think, in the release, we indicated it is conceivable, if everything went according to plan, that this transaction could possibly close by the end of the first quarter of 2008 or, certainly, shortly thereafter.

I think the second part of that process is the fact that we do have the go-shop provision. In the event that there are other interested parties, we will have the option to negotiate with them and proceed down that path, subject, of course, to the breakup fee. If it's a party that is identified during

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FINAL TRANSCRIPT

Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

the go-shop period -- and again, this will all be in the offering documents -- but the breakup fee is $1.5 million. If it's somebody that arises after that, then our breakup fee is $3 million.

I think, to your other question, Anthony, in terms of has there been any other interest, et cetera, I don't think it's appropriate to comment on that at this time. I believe that our Board has spoken loud and clear that they've considered this. We've evaluated other options, and our Board voted unanimously to support this all-cash offer of $17.

Anthony Ostrea - *JMP Securities - Analyst*

This may be just a question on the industry right now. Just looking at your results for the quarter, Dennis, can you just characterize what you see is going on in each of your businesses? HA was pretty strong. Dental was weaker than expected. Maybe if you can just focus on the dental dynamics in the industry right now? I know you said Prima is doing really well. But maybe overall, maybe characterize what's going on in the in-depth dental implant space.

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

I certainly don't want to hold myself out as an expert on the dental implant business, but I will offer my insight in terms of what I think is happening out there. I do believe, and I've, in previous calls, said that we were not seeing the impact of the economy affect our business. I think, to some degree now, that has happened. I don't know that I would suggest it to be a long-term effect. I think it's rather a short-term effect because of just the economy in general and the implication of the subprime issues that have affected people's incomes.

I still believe this is a rather a robust growth industry. I still stand behind those numbers that I've used directly, 15% to 16%, 17% annual growth. So I think, from an industry perspective, while perhaps we have had a little bit of a slowdown, I still think it's going to be robust for the long-term.

If we look specifically at Lifecore, I think, again, we have deployed the right strategy. I offer the success in the acceptance in the market of the Prima system as an indication of that.Clearly, Prima continues to gain certainly some share from our competitors but probably now we're seeing more cannibalization of our existing business. I stand behind the strategy that this is a great system and we just need to keep working at it.

I think the second part of that statement is I've talked before over the last couple of years that it was clearly my intent to reposition Lifecore and move us away from the pricing type player that used cloned or knocked-off products, to transition it to a premium-priced offering where we went after the specialists. I still stand by that strategy. I think it's the right thing to do. I think the fact that Prima was up 19% over the quarter of a year ago also is an indicator. I think the reality, however, is it's taking longer to really execute that than perhaps we had originally anticipated.

Anthony Ostrea - *JMP Securities - Analyst*

Thanks, that's all I have.

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

I was going to say, does that address it?

Anthony Ostrea - *JMP Securities - Analyst*

It does. That's all I had. And again, congratulations, Dennis and Dave.

Operator

Michael Levitt, CP Management.

Michael Levitt - *Chesapeake Partners Management - Analyst*

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FINAL TRANSCRIPT

Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

First of all, congratulations on the deal. The second thing I wanted to ask is you mentioned, and people have touched on this. I just wanted to clarify it. During your exploration of other strategic options, did you at all forfeit other proposals, or was Warburg the first person you talked to?

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

We are not disclosing that information. That will be covered as needs be in terms of any of the offering documents. Again, I stand behind the part of the process that our Board has been very diligent in this effort. We certainly had legal counsel review things. We have a financial adviser that we hired to take a look at things, and that's how we evaluated the offer from Warburg and unanimously recommended that we go do that.

Michael Levitt - ***Chesapeake Partners Management - Analyst***

Okay. I guess I was just surprised that there's still a go-shop provision, if you've already done that.

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

Well, that's the deal we negotiated.

Operator

Beth Lilly, Gabelli.

Beth Lilly - ***Gabelli & Co. - Analyst***

Congratulations. I don't know if you can address this, but can you give a little insight into did you hire -- as you talked about early in the call, you've explored other strategies. Was this option to enter into this negotiation with Warburg was -- did you first decide to explore options, and then the Warburg offer came? Or can you just give a little insight into the background on just the whole process that you went through?

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

Warburg approached us.

Beth Lilly - ***Gabelli & Co. - Analyst***

Okay. Then, as a result of them approaching you, did you then think about other options?

Dennis Allingham - ***Lifecore Biomedical, Inc. - President, CEO***

Well, no. I think I would phrase it this way. I think our Board -- and again, dovetailed into the proverbial question, what are you going to do with the cash? I think our Board -- we have been actively focused on this subject for quite some time now. I think this was just a part of the entire process that, certainly, when you look at a business, being fully cognizant of our need to drive shareholder value, what is the best way to do that? Certainly, Beth, you and I have had the conversation. I didn't feel a stock buyback was the right answer, nor did our Board. But in the same regard, when we looked at this, we just basically were very candid and said, how did we give the shareholders the best value?

While, again, I believe we deployed the appropriate growth strategies over the long-term for both businesses, the HA business as well as the Dental business, when you are sitting here to date and being able to give the shareholders $17 after a few years, we felt that was the right thing to do.

Beth Lilly - ***Gabelli & Co. - Analyst***

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FINAL TRANSCRIPT
Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

What I'm trying to understand then is just the timing and everything in the sense of -- it sounds like, as you were evaluating all of the different options available to you in terms of the uses of cash in the growth of the business, Warburg knocked on your door and said, we want to do a deal?

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

No, I probably wouldn't make it that constricted. Again, I have always had questions, and the questions have always been, would you consider any and all options? And absolutely I said I would. I think that, yes, Warburg is the one that served us, but other options were looked at.

Beth Lilly - *Gabelli & Co. - Analyst*

Yes, okay, that's great. Well, congratulations. You've done a tremendous job in your short tenure as CEO, and we're just delighted, so thank you.

Operator

Yi-Dan Wang, Deutsche Bank.

Yi-Dan Wang - *Deutsche Bank - Analyst*

Congratulations on your deal. I'm hoping you can help with a few numbers. Would you be able to give me the growth rate of your US dental business and the constant-currency growth rate of your dental business outside the U.S.?

Dave Noel - *Lifecore Biomedical, Inc. - CFO, VP Finance*

The growth rate in our domestic dental business was actually --

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

Which timeframe were you talking about?

Yi-Dan Wang - *Deutsche Bank - Analyst*

The quarter just finished.

Dave Noel - *Lifecore Biomedical, Inc. - CFO, VP Finance*

It was actually -- it was down approximately 5%. Then as far as the currency goes, the currency translation impact was approximately 7% or about $390,000 for the quarter.

Yi-Dan Wang - *Deutsche Bank - Analyst*

In terms of the slowdown in the U.S., can you indicate whether that was primarily in Q4, or was that steadily through the -- I'm sorry, it was primarily in December? Or was that steadily sort of slowdown through the quarter?

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

No, that was all primarily in the -- I mean it came in the latter part of the quarter. We started with a very robust performance in October. It carried over into November, and then we did see a slowdown, a rather significant slowdown, in December.

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FINAL TRANSCRIPT

Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

Yi-Dan Wang - *Deutsche Bank - Analyst*

Did you see any weakness in your international business? (multiple speakers)

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

No. Generally, our international business, with the exception of where I've commented before, we've had some rather fluctuations; I'll use that term. Or I was going to say some ups and downs in Asia. Seemingly, it seems like we get one part Asia corrected, and they get their inventories in line, and then we have a different part of Asia that surfaces. So we did continue this past quarter, ending December, to see some fluctuation in the performance of our distributors in the Asian market.

I think, historically, we've talked about we had some issues in Korea because of competitive conditions. Korea seems to have resolved itself, but our business in Japan actually was down. Primarily, we believe that or we attribute that to the fact that we still do not have the Prima system approved in Japan. The regulatory environment for approvals in Japan has been rather abysmal since they changed the laws two years ago.

We also saw some softness in our distributors' performance in Taiwan. When I say softness, not that our distributor isn't seeing good sell-through in his market but again, everybody, I think, is adjusting inventory levels. He clearly or they clearly made changes there. So, we did see some weakness in those particular markets.

On the other hand, we had a strong performance in Europe. Our subsidiaries have been doing absolutely stellar. We saw some growth in the Latin American markets, so in general, some strength markets and some not-so-strong markets. On balance, that's how the international business played out.

Yi-Dan Wang - *Deutsche Bank - Analyst*

Okay, that's very useful. I just have a couple of more questions, if I may? The slowdown in the U.S., is that primarily market-driven, or is that sort of due to internal factors at Lifecore?

Dennis Allingham - *Lifecore Biomedical, Inc. - President, CEO*

Well, I think, in my earlier remark to an earlier question, I do think that we saw some market conditions. The number-one player in the industry has been talking about a slowdown in business because of the economic factors for the better part of six to nine months now. Up until this past quarter, I have always stood by the statement we are not seeing it. But I think, in this particular quarter, we did see some of that.

I think the other part of your question that I also alluded to earlier is the fact that we have the right strategy to reposition Lifecore to sell a premium product to specialists, but the conversion rate, the execution on that, is perhaps taking longer than we had originally anticipated.

Yi-Dan Wang - *Deutsche Bank - Analyst*

(inaudible) How much of your dental sales comes from the U.S., please?

Dave Noel - *Lifecore Biomedical, Inc. - CFO, VP Finance*

A little bit more than 50%.

Yi-Dan Wang - *Deutsche Bank - Analyst*

Thank you very much. That's very useful.

Operator

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FINAL TRANSCRIPT

Jan. 15. 2008 / 8:00AM ET, LCBM - Q2 2008 Lifecore Biomedical, Inc. Earnings Conference Call

(OPERATOR INSTRUCTIONS). [Stella Young], [Raemeus].

Aton Johnson *- [Raemeus] - Analyst*

This is [Aton Johnson] for Stella. I have two questions. Good morning and congratulations. I would like to know, has Warburg provided an equity commitment letter for the entire amount of the consideration, or will they be raising debt financing for this transaction? My second question is whether there is a reverse termination fee.

Dennis Allingham *- Lifecore Biomedical, Inc. - President, CEO*

The answer to your question is this is an all-cash deal. It is not subject to any financing conditions with regard to closing. So it is all cash. With regard to the reverse termination fee, yes, there is.

Aton Johnson *- [Raemeus] - Analyst*

But will Warburg be raising debt in order to finance that cash transaction?

Dennis Allingham *- Lifecore Biomedical, Inc. - President, CEO*

No.

Operator

At this time, there are no further questions. Mr. Allingham, I'll turn it back over to you for any closing remarks.

Dennis Allingham *- Lifecore Biomedical, Inc. - President, CEO*

Well, to all of you that are on today's call, thanks for your participation. To those of you that are listening on the webcast, we appreciate your attention as well.

Let me just say it very simply, in close, that we're enthusiastic and we are proud of the success that we delivered this tangible upside to our shareholders. I think we've accomplished a great deal with this transaction. I know, speaking for the Board of Directors and the entire management team, that when I say we believe this development is in the best interest of Lifecore's shareholders as well as all of the other constituencies, our customers, our employees.

I do want to thank all of you for your support of our company. I look forward to the consummation of this tender offer and to our next communication. So until then, again, thanks for listing. Have a great day.

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